Hotchkis & Wiley Funds
601 South Figueroa Street, 39th Floor
Los Angeles, California 90017-5704

June 9, 2020

VIA EDGAR TRANSMISSION

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Hotchkis & Wiley Funds (the “Trust”)
File No.: 333-238323
Regarding the reorganization of the Hotchkis & Wiley Capital Income Fund (the “Acquired Fund”) into the Hotchkis & Wiley High Yield Fund (the “Acquiring Fund”)

Dear Ms. Dubey and Mr. Ellington:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the Trust’s Registration Statement filed on Form N-14 on May 15, 2020 (the “N-14”). The N-14 was filed pursuant to Rule 145 of the Securities Act of 1933 for the reorganization of the Acquired Fund into the Acquiring Fund (the “Reorganization”). The Trust is filing Pre-Effective Amendment No. 1 on Form N-14 under Rule 145 to reflect the revisions discussed herein in response to your comments and to make certain non-material changes as appropriate.

For your convenience, in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses. With respect to responses showing revisions made to the registration statement, new language is underlined.

Information Statement/Prospectus

1.
Staff Comment: In the Dear Shareholder letter, with respect to the sentence in the first paragraph that states “The Acquired Fund and the Acquiring Fund have substantially similar investment objectives and similar investment strategies,” please clarify if the two funds really have similar investment strategies and risks, given the fact that as of March 31, 2020, the Acquired Fund holds about half of its assets in equities, while the Acquiring Fund holds approximately 80% of its assets in below investment grade debt securities. The same statement is also disclosed in the “Reasons for the Reorganization” heading under “Information About the Reorganization.”

Response: The disclosure has been revised as follows:

The Acquired Fund and the Acquiring Fund have substantially similar investment objectives and similar investment strategies. Both Funds seek high current income as their investment objective, and each Fund may invest up to 100% of total assets in bonds rated below investment grade. Of each Fund’s principal investment risks, the risks are identical except for the risks related to the Acquired Fund’s strategy of investing in equity securities, as the Acquiring Fund does not normally invest in equity securities. In addition, the Acquiring Fund has the ability to invest up to 15% of its total assets in securities and instruments that are economically tied to emerging market countries, and therefore has a corresponding emerging markets risk.

2.
Staff Comment: On the first page of the Information Statement/Prospectus, with respect to the language “WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY,” please explain why the proposed reorganization does not require shareholder approval. In particular, please explain how this proposed reorganization satisfies Rule 17a-8(3)(i) in light of the disclosure in the Information Statement/Prospectus that says the Funds’ fundamental investment policies are the same except for the fact that the Acquired Fund may not purchase any additional portfolio securities while the Fund has permissible borrowings outstanding, while the Acquiring Fund may purchase additional securities while the Fund has permissible borrowings outstanding.

Response: One of the conditions to avoid a shareholder vote under Rule 17a-8(a)(3) is that no fundamental investment policy of the acquired fund is materially different from a policy of the acquiring fund.  As noted in the comparison, each Fund’s fundamental investment restrictions are the same except that the Acquiring Fund can buy additional securities when permitted borrowings are outstanding while the Acquired Fund cannot.

At a meeting held on May 12, 2020, among other factors the Board of Trustees (“Board”) considered in determining to approve the reorganization was whether the difference in this investment restriction was material.  In reviewing the difference, the Board noted that both the Acquiring Fund and Acquired Fund were permitted to engage in borrowings to the same degree and that the limitation was solely related to the purchase of additional securities while borrowings were outstanding.  The Board also considered that buying securities while borrowings were outstanding was not a part of the Acquiring Fund’s investment strategy.  As a result, the Board determined that the difference was not material.  Although the Advisor had represented that the Acquiring Fund had not historically purchased securities while borrowing were outstanding and had no present intention of doing so in the future, the Board’s determination on materiality was not dependent on the past or future investment practices of either Fund.

The Registrant will enhance the disclosure in the board considerations on why the difference in investment restrictions was not material.

Relevant Precedent

The Registration Statement filed on Form N‑14 on May 24, 2019 for FundX Investment Trust (File No.: 333-231756; SEC Accession No. 0000894189-19-003212) regarding the reorganization of the FundX Tactical Upgrader Fund into the FundX Conservative Upgrader Fund included immaterial differences in the investment restrictions on borrowing, real estate, commodities, making loans and mortgage securities. The Registrant included the “Rationale for Determination of Immaterial Differences” for each difference in restrictions (see Appendix B to the Information Statement/Prospectus which is included with this correspondence). The SEC comment letter requested that the Registrant revise the Board Considerations to note that the funds have “materially the same fundamental investment restrictions.” (See #9 of comment letter attached). Notwithstanding the immaterial differences in investment restrictions, the Registration Statement was declared effective and the reorganization was completed without a shareholder vote.

Similarly, the Registration Statement filed on Form N-14 on May 21, 2019 for Blackrock Series, Inc. (File No.: 333-231647, SEC Accession No. 0001193125-19-152806) regarding various fund reorganizations included multiple immaterial differences in the investment restrictions. (See relevant section of the Prospectus/Information Statement discussing the differences which is included with this correspondence).  Notwithstanding the immaterial differences in investment restrictions, the Registration Statement was declared effective and the reorganization was completed without a shareholder vote.

3.
Staff Comment: With respect to the documents being incorporated by reference in the Information Statement/Prospectus on page (ii), please add hyperlinks to the previously filed documents, pursuant to the FAST Act.

Response: The Trust supplementally states that it will add the necessary hyperlinks to all documents incorporated by reference in the Information Statement/Prospectus.

4.
Staff Comment: In the Summary Section of the Information Statement/Prospectus, immediately preceding the table comparing the Capital Income Fund to the High Yield Fund, please add an introductory paragraph that highlights the differences between the two Funds, as required by Item 3(b) of Form N-14.

a.
Staff Comment: With respect to the Funds’ principal investment strategies, please highlight the difference between the Funds in that the Acquired Fund can invest in both debt and equity securities, while the Acquiring Fund normally invests 80% of its net assets plus borrowings in a diversified portfolio of high yield securities.

b.
Staff Comment: With respect to the Acquiring Fund’s ability to invest up to 15% of its total assets in securities and instruments that are economically tied to emerging market countries, please highlight this difference.

c.	Staff Comment: With respect to the Funds’ ability to invest in securities denominated in foreign currencies, please highlight the difference between the two Funds.

Response: The Trust responds by adding the following disclosure immediately preceding the table comparing the Capital Income Fund to the High Yield Fund.

Although the Funds have similar investment strategies and risks, there are some differences to note. The Acquired Fund normally invests in a diversified portfolio of debt and equity securities, while the Acquiring Fund normally invests at least 80% of its net assets plus borrowings for investment purposes in a diversified portfolio of high yield securities. In addition, the Funds have different limits on investments in non-U.S. securities: The Acquired Fund may invest up to 25% of its total assets in securities denominated in foreign currencies and may invest without limit in U.S. dollar-denominated securities of foreign issuers, while the Acquiring Fund may invest up to 20% of its total assets in securities denominated in foreign currencies and may invest without limit in U.S. dollar-denominated securities of foreign issuers. In addition, the Acquiring Fund may invest up to 15% of its total assets in securities and instruments that are economically tied to emerging market countries.

d.	Staff Comment: With respect to each Fund’s use of derivatives, please clarify if the Funds use derivatives for different purposes. If so, highlight the difference.

Response: With regard to derivatives, the portion of the Acquired Fund that invests in equity securities does not use derivatives and the portion of the Acquired Fund that invests in fixed income securities uses derivatives in the same manner as the Acquiring Fund.

5.
Staff Comment: In the Summary of Fund Fees and Expenses table, please reconfigure the table so that there are three columns next to each other with respect to Class I and three columns next to each other for Class A, in order to allow for an easier comparison between the Funds.

Response: The Trust responds by stating it will reconfigure the table to allow for an easier comparison between the Funds.

6.
Staff Comment: With respect to the Advisor’s contractual agreement to waive management fees and/or reimburse expenses for both Funds, is there any ability of the Advisor to recoup previously waived expenses? If so, please disclose the terms of the Advisor’s ability to recoup.

Response: The Trust responds by supplementally confirming that the Advisor cannot recoup previously waived expenses under the Operating Expense Limitation Agreement.

7.	Staff Comment: Please supplementally state if the Advisor of the Acquired Fund will recoup expenses waived of the Acquired Fund after the closing of the reorganization from the Acquiring Fund.

Response: The Trust responds by supplementally confirming that the Advisor cannot recoup previously waived expenses under the Operating Expense Limitation Agreement.

8.	Staff Comment: Immediately preceding the table that compares the principal investment risks of the Funds, please add an introductory paragraph to highlight the differences in the risks.

Response: The Trust responds by adding the following disclosure immediately preceding the table comparing the principal risks of the two funds.

The Acquired Fund has risks associated with the Fund’s ability to invest in equity securities, while the Acquiring Fund does not invest in equity securities and therefore does not have the corresponding risks, including Style Risk, Equity Securities Risk, Capitalization Risk, and ADR and GDR Risk. The Acquiring Fund may invest up to 15% of its total assets in securities and instruments that are economically tied to emerging market countries, and therefore has a corresponding Emerging Markets Risk, while the Acquired Fund does not consider that risk to be a principal investment risk of the Acquired Fund.

9.
Staff Comment: In the section entitled “Information About the Reorganization,” under the heading “The Reorganization,” please qualify the disclosure regarding redemption requests received after June 26, 2020 will be treated as requests received for redemption of shares of the Acquiring Fund to state that this only applies if the reorganization closes as expected.

Response: The disclosure is revised as follows:

Redemption requests received by the transfer agent after June 26, 2020 will be treated as requests received for the redemption of shares of the Acquiring Fund received in connection with the Reorganization if the Reorganization is consummated as expected on the Closing Date.

10.
Staff Comment: Under the heading “Class A Shares - General” in Appendix C, with respect to the bullet points regarding reduced or waived sales charge on a purchase of Class A shares and financial intermediaries that have an agreement with the Distributor, please identify each financial intermediary who has an Agreement with the Distributor. Please see IM Guidance Update 2016.

Response: The disclosure has been revised as follows:

•Certain programs of selected securities brokers and other financial intermediaries that have an agreement with the Distributor or its affiliates, as defined in Appendix A to the Funds’ Prospectus;
•Financial intermediaries who have entered into an agreement with the Distributor, as defined in Appendix A to the Funds’ Prospectus, to offer shares to self-directed investment brokerage accounts that may or may not charge a transaction fee to their customers;

11.
Staff Comment: Under the heading “How to Buy, Sell, Transfer and Exchange Shares” in Appendix C, with respect to the disclosure regarding the Fund or transfer agent delaying mailing a shareholder’s proceeds, please clarify that the Funds may only delay mailing proceeds until the payment has cleared.

Response: The disclosure has been revised as follows:

There are circumstances when proceeds could be longer including, but not limited to, if you make a redemption request before a Fund has collected payment for the purchase of shares, the Fund or the transfer may delay mailing your proceeds until your payment has cleared.

Statement of Additional Information

12.
Staff Comment: With respect to the documents being incorporated by reference in the Statement of Additional Information on page B-2, please add hyperlinks to the previously filed documents, pursuant to the FAST Act.

Response: The Trust supplementally states that it will add the necessary hyperlinks to all documents incorporated by reference in the Statement of Additional Information.

13.	Staff Comment: In the pro forma financial information, please disclose the estimated impact to shareholder capital gains distributions, including the per share amount.

Response: The following disclosure has been added to the Statement of Additional Information under the heading “Repositioning” in the section entitled “Pro Forma Financial Information”:

If the Acquired Fund’s portfolio had been repositioned on May 14, 2020, there would have been no net realized capital gains or ordinary income and as such the capital gain and ordinary income distribution per share would have been $0.00. The actual amount of any capital gain or loss to the Acquired Fund will depend on market conditions and portfolio holdings at the time the portfolio is repositioned and on the identity of the securities disposed of at that time, and so may differ from the estimate provided above.

14.	Staff Comment: Please disclose the pro forma effects on management fees and other expenses in both dollars and basis points.

Response: The following disclosure has been added to the Statement of Additional Information in the section entitled “Pro Forma Financial Information”:

On a pro forma basis, using gross fees and expenses for the Acquiring Fund and without regard to the impact of the Acquiring Fund’s Operating Expense Limitation Agreement, for the six months ended December 31, 2019 (annualized), the proposed Reorganization of the Capital Income Fund into the High Yield Fund would have resulted in a decrease of management fees and other expenses of approximately $176,700 or 0.00%. Giving effect to the impact of the Acquiring Fund’s Operating Expense Limitation Agreement, for the six months ended December 31, 2019 (annualized), the proposed Reorganization of the Capital Income Fund into the High Yield Fund would not have resulted in any increase or decrease of management fees and other expenses.

Part C Other Information

15.
Staff Comment: With respect to Exhibit 11, the legality opinion issued by Vedder Price P.C., contains the impermissible assumption that “the number of Shares to be issued pursuant to the Registration Statement and the Agreement will not exceed the amount of such Shares needed to consummate the Reorganization.” Please see Staff Legal Bulletin 19, Part II.B.3.a.

Response: The Trusts undertakes to file an updated legality opinion with Pre-Effective Amendment No. 1 to the Trust’s registration statement on Form N-14.

16.	Staff Comment: With respect to Exhibit 12, the tax opinion to be issued by Vedder Price P.C., please confirm that the tax opinion will comply with Staff Legal Bulletin 19.

Response: The Trust supplementally confirms that the tax opinion to be issued by Vedder Price P.C. will comply with Staff Legal Bulletin 19.

17.
Staff Comment: With respect to the Power of Attorney upon which this filing is relying on, please file a power of attorney that specifically relates to this filing, pursuant to Rule 483(b) of the Securities Act of 1933.

Response: The Trust undertakes to file a new Power of Attorney that specifically references this N-14.

* * * * * *

If you have any questions regarding the enclosed, please do not hesitate to contact Alyssa Bernard of U.S. Bank Global Fund Services at (920) 360-7173.

Very truly yours,

/s/ Anna Marie Lopez
Anna Marie Lopez
President
Hotchkis & Wiley Funds